RAIT Financial Trust

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

October 29, 2015

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn: Jaime G. John, Branch Chief

Office of Real Estate and Commodities

Re:	RAIT Financial Trust

Form 10-K for the year ended December 31, 2014

Filed March 17, 2015

File No. 1-14760

Dear Mr. John:

On behalf of RAIT Financial Trust (“RAIT”), this letter is to respond to your comment letter dated October 15, 2015 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide RAIT’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Funds from Operations, page 53

1.	We note that you reconcile Funds from Operations (FFO) from Net income (loss) allocable to common shares. Based upon your reconciliation, it appears that FFO represents FFO attributable to common shareholders. Please revise your presentation in future filings to clearly label FFO as FFO allocable to common shares. Also make similar revisions to your future earnings releases filed on Form 8-K, as appropriate.

Response: We will make the requested change in our future filings.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

a.	Basis of Presentation, page 94

2.	We note that you recorded adjustments in your statement of operations for the year ended December 31, 2014 related to transactions completed in a prior period. Please explain to us whether these adjustments were errors in the prior periods and if so, how you concluded that the amounts were not material to any prior period and to the 2014 fiscal year. In your response provide, in detail, the nature, facts and circumstances surrounding each of the amounts involved and the period(s) to which the adjustments relate.

Response: The adjustments that were recorded in the consolidated statement of operations for the year ended December 31, 2014 were made to correct accounting errors related to transactions completed in prior periods. As part of the preparation of our 2014 financial statements, we quantified the prior period errors and assessed the materiality of those errors on a quantitative and qualitative basis in accordance with the applicable accounting guidance (e.g., FASB ASC Topic 250 “Accounting

Changes and Error Corrections”). As a result of our analysis, we determined the errors were immaterial to our prior period financial statements and recorded the correcting adjustments in the 2014 financial statements. In our future filings, we will disclose whether recorded adjustments to our prior period financial statements are considered a correction of an error, a change in estimate or a change in accounting principle to align with the accounting guidance in FASB ASC Topic 250.

Quantitative Analysis

The aggregate effect of these error corrections for the year ended December 31, 2014 was a decrease of $6,142,000, or -2.1%, to reported net income (loss). The following tables summarizes the impact on reported net income (loss) under the iron curtain and rollover approaches for the years ended December 31, 2014, 2013 and 2012 and the impact on reported total assets, total liabilities and total equity as of December 31, 2014,2013 and 2012 under the iron curtain approach of these error corrections.

(dollars in thousands)
Year	Net Income (Loss), As Reported	Net Income (Loss), If Adjusted (Iron Curtain)	% Difference	Net Income (Loss), If Adjusted (Rollover)	% Difference
2014	$(289,975)	$(289,975)	0.0%	$(283,833)	2.1%
2013	$(285,364)	$(291,506)	-2.2%	$(286,687)	-0.5%
2012	$(168,341)	$(173,160)	-2.9%	$(173,160)	-2.9%

(dollars in thousands)
Year	Total Assets, As Reported	Total Assets, As Adjusted (Iron Curtain)	% Difference	Total Liabilities, As Reported	Total Liabilities, As Adjusted (Iron Curtain)	% Difference	Total Equity[1], As Reported	Total Equity[1], As Adjusted (Iron Curtain)	% Difference
2014	$3,513,475	$3,513,475	0.0%	$2,846,325	$2,846,325	0.0%	$667,150	$667,150	0.0%
2013	$3,027,237	$3,020,963	-0.2%	$2,338,577	$2,338,445	0.0%	688,660	$682,518	-0.9%
2012	$2,923,980	$2,919,029	-0.2%	$2,033,856	$2,033,724	0.0%	$890,124	$885,305	-0.5%

Legend:

[1]	Includes $79,308, $52,970, and $52,278 of amounts reported within temporary equity as of December 31, 2014, 2013 and 2012, respectively

The following table summarizes the specific facts and circumstances related to the individual error corrections that were recorded during the year ended December 31, 2014 and the period(s) to which the individual adjustments relate.

Adjustment		Amount	Description	Period
1.	Gains (losses) on assets	$3,001,000	During 2012, RAIT sold an investment in a loan and did not properly write-off accrued receivables totaling $1,786,000 when the contingency was satisfied. Also, during 2012, RAIT consolidated a VIE in which it had made an investment and did not properly record $1,215,000 of liabilities of the VIE at the time of consolidation to permit proper elimination of intercompany balances.	2012

2.	Accrued interest receivable	$514,000	From 2012 through 2014, accrued interest on certain of RAIT’s loans was not properly reconciled to the accrued interest in the loans’ servicing records. The aggregate differences resulted in a net impact of $514,000. The differences arose from errors in computations of compounding interest and accrued interest that was forgiven to induce borrower repayments.	2012 – 2014

3.	Accrued Expenses	$132,000	During 2012, certain expenses were accrued that were either settled at a discount or were never invoiced. These accrued expenses should have been removed during 2012 at the time the estimate changed.	2012

4.	Above or Below Market Leases	$1,035,000	In 2012, RAIT acquired two commercial real estate assets. The estimated fair value was allocated to land, building and in-place leases. No amounts were ascribed to the intangible for above or below market leases. As part of the preparation of the 2014 financial statements, it was identified that those allocations were incorrect and further refinement was required to allocate a portion of the estimated fair value to the intangible for above or below market leases. Upon allocating a portion of the estimated fair value to the intangible for above or below market leases, we recognized additional net amortization expense in 2014 associated with these 2012 acquisitions.	2012 – 2014

5.	In-Place lease intangibles	$1,724,000	In 2012, RAIT acquired two commercial real estate assets. The estimated fair value was allocated to land, building and in-place leases. As part of the preparation of the 2014 financial statements, it was identified that those allocations were incorrect and further refinement was required to the in-place lease valuation. Upon allocating a portion of the estimated fair value to the intangible for in-place leases, we recognized additional net amortization expense in 2014 associated with these 2012 acquisitions.	2012 – 2014

Additionally, we analyzed the effects of these error corrections that were recorded during the year ended December 31, 2014 on our reported Cash Available for Distribution, or CAD, a non-GAAP financial measure used by investors and analysts. For the year ended December 31, 2014, the corrections reduced our CAD by $382,000, or 0.7%. As with Net Income, the following table summarizes the impact to CAD under the iron curtain and rollover approaches for the years ended December 31, 2014, 2013 and 2012.

(dollars in thousands)
Year	CAD, As Reported	CAD, If Adjusted (Iron Curtain)	% Difference	CAD, If Adjusted (Rollover)	% Difference
2014	$57,524	$57,524	0.0%	$57,906	0.7%
2013	$57,438	$57,056	-0.7%	$57,438	0.0%
2012	$18,797	$18,415	-2.0%	$18,415	-2.0%

Further, we analyzed the effects of these error corrections that were recorded during the year ended December 31, 2014 on our reported Adjusted Book Value, or ABV, a non-GAAP financial measure used by investors and analysts. For the year ended December 31, 2014, the corrections had no impact on our ABV. The following table summarizes the impact to ABV under the iron curtain approach as of December 31, 2014, 2013 and 2012.

(dollars in thousands)
Year	ABV, As Reported	ABV, If Adjusted (Iron Curtain)	% Difference
2014	$508,046	$508,046	0.0%
2013	$445,388	$442,005	-0.8%
2012	$371,236	$367,853	-0.9%

Qualitative Analysis

In evaluating the error corrections recorded during the year ended December 31, 2014 that are discussed above, we evaluated the qualitative aspects, in additional to the quantitative aspects, when assessing materiality. As cited in FASB ASC Topic 250 (250-10-S99), listed below are qualitative factors that we considered in assessing whether the adjustments were material to RAIT’s financial statements and our evaluation of those factors:

1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

Analysis: As the adjustments arose from the misapplication of GAAP and bookkeeping errors, these items were capable of precise measurement.

2.	Whether the misstatement masks a change in earnings or other trends.

Analysis: The impact of these adjustments did not mask a change in earnings and did not impact a trend in earnings. See tables above for effects to reported net income (loss), CAD and ABV. These errors impacted reported net income (loss) by less than 3% in all periods, impacted CAD by 2% or less in all periods and impacted ABV by less than 1% in all periods. Also, the table below presents our net income (loss) for each of past five annual periods. This further illustrates that these adjustments did not impact any trends in earnings or ABV.

(dollars in thousands)
Year	Net Income (Loss), As Reported
2014	$(289,975)
2013	$(285,364)
2012	$(168,341)
2011	$(37,710)
2010	$110,913

Note that we did not begin presenting CAD until 2014 (and disclosed CAD for the years ended December 31, 2013 and 2012). As such, CAD prior to 2012 has not been reported. Note that we did not begin presenting ABV until 2012 (and did not disclose ABV as of any prior periods at that time).

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

Analysis: The impact of the adjustments did not hide a failure to meet analysts’ consensus expectations for the enterprise. Analysts and investors expectations of the enterprise are typically based on CAD. As evidenced in the table above, these adjustments had an insignificant impact to CAD.

4.	Whether the misstatement changes a loss into income or vice versa.

Analysis: The impact of the adjustments did not result in the reported net income (loss) or CAD changing from a loss to income or vice versa. See table above for effects to reported net income (loss) and CAD.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Analysis: We reported three segments: i) real estate lending/owning/managing, ii) Independence Realty Trust (or IRT), and iii) Taberna. The impact of these adjustments primarily pertained to the real estate lending/owning/managing segment. As indicated above, analysts and investors expectations of the enterprise are typically based on CAD and, as evidenced in the table above, these adjustments had an insignificant impact to CAD.

6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements.

Analysis: The two most significant sets of regulatory requirements to which we are subject that have tests based on our assets and income are those (a) to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, and (b) to be excluded from registration as an investment company under the Investment Company Act of 1940, as amended. The impact of these adjustments did not affect our ability to satisfy these tests or any other regulatory compliance requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

Analysis: The impact of these adjustments did not have an impact on our covenant compliance requirements.

8.	Whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

Analysis: As described in the “Compensation Discussion and Analysis” section of our most recent Definitive Proxy Statement, prior to 2015, RAIT’s compensation committee adopted a compensation system for RAIT’s executive officers that was largely based on a single, discretionary review of performance, with other REITs, public companies and local pay practices as reference points; however the review did not contain any defined levels of compensation to correspond with specific performance goals. The compensation committee applied its business judgment in making compensation decisions and reviewed RAIT’s financial, operating, strategic and stock performance and carefully evaluated each executive’s performance during the year against anticipated results, leadership qualities, operational performance, business responsibilities, career with RAIT, current compensation arrangements and long-term potential to enhance shareholder value. Because the compensation committee used its discretion to set executive officer compensation by considering many factors and because compensation was not based on a formula, these adjustments did not have the effect of increasing management’s compensation.

9.	Whether the misstatement involves concealment of an unlawful transaction.

Analysis: The adjustments were as a result of the unintentional misapplication of GAAP and bookkeeping errors, as noted above, and did not result from the concealment of an unlawful transaction nor did the adjustments indicate fraudulent activity.

Conclusion

Based upon the quantitative and qualitative factors assessed above, we concluded that these corrections of errors were immaterial to the current and prior period financial statements. This conclusion was based on our analysis of the quantitative impacts to net income (loss), CAD and ABV during the periods presented, the quantitative impacts to the balance sheets as of the end of the periods presented and the determination that the error corrections would not have influenced or changed the judgment of a user of our financial statements. As such, management determined that disclosure of the adjustments and their impact on prior periods in RAIT’s Annual Report on Form 10-K was sufficient.

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With regard to the Forms discussed above, RAIT acknowledges the following:

•	RAIT is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	RAIT may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (215) 243-9000.

Very truly yours,

/s/ James J. Sebra
Name:	James J. Sebra
Chief Financial Officer and Treasurer